Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159125
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 11, 2009)

5,500,000 Units

Representing Limited Liability Company Interests

We are offering 5,500,000 units representing limited liability company interests of Linn Energy, LLC. Our units are listed on The NASDAQ Global Select Market, or NASDAQ, under the symbol “LINE.” The last reported sale price of our units on NASDAQ on May 12, 2009 was $16.25 per unit.

Investing in the units involves risk. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement, on page 1 of the accompanying prospectus and in the documents incorporated by reference carefully before you make your investment decision. Limited liability companies are inherently different from corporations.

PRICE $16.25 PER UNIT

	Price
	per Unit	Total

Public Offering Price	$16.25	$89,375,000
Underwriting Discount	$0.65	$3,575,000
Proceeds, before expenses, to Linn Energy	$15.60	$85,800,000

The underwriters may also purchase up to an additional 825,000 units from Linn Energy at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The units will be ready for delivery in New York, New York on or about May 18, 2009.

Joint Book-Running Managers

RBC Capital Markets	Barclays Capital	Citi

Co-Lead Manager

Credit Suisse

Raymond James	Oppenheimer & Co.

May 13, 2009

Portfolio Overview
1.7 Tcfe proved reserves
68% proved developed reserves
51% natural gas
21 year reserve life(1)
Mid-Continent
1.4 Tcfe proved reserves
87% of total reserves
58% natural gas
CA
Division Office (Brea)
TX Panhandle Granite Wash
TX Panhandle Shallow
Oklahoma
KS
OK
Division Office (Oklahoma City)
TX
Corporate Headquarters (Houston)
Western
219 Bcfe proved reserves
13% of total reserves
93% crude oil

Note : Reserve data as of December 31, 2008.

Prospectus Supplement

Prospectus

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our main telephone number is (281) 840-4000. Our internet address is www.linnenergy.com. The information on our website is not a part of this prospectus supplement.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement. Before you invest in our units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the units offered hereunder, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information included or incorporated by reference elsewhere in this prospectus supplement. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the historical financial statements and notes to those financial statements incorporated by reference. Please read “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008 for more information about important risks that you should consider before investing in the units. Unless the context indicates otherwise, information presented in this prospectus supplement assumes the underwriters do not exercise their option to purchase additional units. DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of our proved oil and natural gas reserves as of December 31, 2006, 2007 and 2008 included in or incorporated by reference into this prospectus supplement. As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires or indicates, references to “Linn Energy,” “we,” “our,” “ours,” and “us” refer to Linn Energy, LLC and its subsidiaries, collectively. References to “pro forma” and “on a pro forma basis” mean giving effect to the January 31, 2008 acquisition of oil and gas properties from Lamamco Drilling Company, or Lamamco, as if such acquisition had occurred on January 1, 2008.

Our Company

We are a publicly traded, independent oil and gas company focused on the development and acquisition of long life oil and gas properties, which complement our asset profile in producing basins within the United States. Our properties are located in three regions of the United States:

•	Mid-Continent Deep, which includes the Texas Panhandle Deep Granite Wash formation and deep formations in Oklahoma;

•	Mid-Continent Shallow, which includes the Texas Panhandle Brown Dolomite formation and shallow formations in Oklahoma; and

•	Western, which includes the Brea Olinda Field of the Los Angeles Basin in California.

Our total proved reserves at December 31, 2008 were 1,660 Bcfe, of which approximately 51% were gas, 31% were oil and 18% were natural gas liquids, or NGL. Approximately 68% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $1.42 billion. At December 31, 2008, we operated 4,453, or 66%, of our 6,716 gross productive wells. Based on proved reserves as of December 31, 2008 and annualized average daily production for the three months ended March 31, 2009, our average proved reserves-to-production ratio, or average reserve life, is approximately 21 years.

The following table sets forth certain information with respect to our estimated proved reserves at December 31, 2008 and average daily production for the three months ended March 31, 2009.

				Average Daily
	Estimated			Production		Number of
	Net Proved			For the Three		Identified
	Reserves at			Months Ended	Proved	Drilling
	December 31,			March 31,	Reserves /	Locations at
	2008		% Proved	2009	Production	March 31,
Region	(Bcfe)	% Gas	Developed	(MMcfe/d)	(Years)(1)	2009

Mid-Continent Deep	888	76%	69%	142	17	1,966
Mid-Continent Shallow	553	29%	60%	61	25	2,014
Western	219	7%	87%	14	43	88

Total	1,660	51%	68%	217	21	4,068

(1)	Our ratio of proved reserves to production is the quotient derived by dividing (i) our estimated net proved reserves at December 31, 2008 by (ii) our annualized average daily production for the three months ended March 31, 2009.

Our Competitive Strengths and Our Strategy

Our Competitive Strengths

We believe the following strengths provide us with significant competitive advantages:

Large and High Quality Asset Base with a Long Reserve Life

Based on our total proved reserves at December 31, 2008, we are larger than any oil and gas production master limited partnership and we are one of the top 25 domestic independent oil and gas companies. Our reserve base is characterized by low geologic risk and well-established production histories and exhibits low production decline rates. Based on our total proved reserves at December 31, 2008 and our annualized average daily production for the three months ended March 31, 2009, our average reserve life index is approximately 21 years. As of December 31, 2008, 68% of our reserves were classified as proved developed. Our reserves are also diversified by product with approximately 51% gas, 31% oil and 18% NGL at December 31, 2008.

Significant Inventory of Lower Risk Development Opportunities

We have a large inventory of projects in our core areas that we believe will support our development activity. At March 31, 2009, we had 4,068 identified drilling locations, of which over 1,259 were proved undeveloped drilling locations and the remainder were unproved drilling locations. Over the three-year period ended December 31, 2008, we drilled a total of approximately 448 gross wells in the Mid-Continent Deep, Mid-Continent Shallow and Western operating regions with an approximate 99% success rate. We currently intend to drill approximately 89 wells in 2009.

Significant Scale of Operations in the Mid-Continent

The Mid-Continent Deep and Mid-Continent Shallow regions represent our largest area of operations with approximately 87% of our proved reserves at December 31, 2008. The extent of our Mid-Continent operation allows us to increase our economies of scale in both drilling and production operations, which results in lower production costs while maintaining a high success rate on our drilling program. Furthermore, we own integrated gathering and transportation infrastructure, which improves our cost structure.

High Percentage of Production Hedged

Currently, we utilize swap contracts, collars and put options to minimize our cash flow volatility while maintaining optionality for future upward movements in commodity prices. Swap contracts establish a fixed price and put options set a price floor with the potential for realized commodity price upside beyond the put strike price. At current production levels, we are approximately 100% hedged for 2009, 2010 and 2011.

The following table shows our annual commodity derivative positions, as of March 31, 2009, and represents, as of such date, derivatives in place through December 31, 2014:

	Year	Year	Year	Year	Year	Year
	2009	2010	2011	2012	2013	2014

Gas Positions:
Fixed Price Swaps:
Hedged Volume (MMMBtu)	29,689	39,566	31,901	14,676	—	—
Average Price ($/MMBtu)	$8.53	$8.50	$8.50	$8.57	$—	$—
Puts:
Hedged Volume (MMMBtu)	5,220	6,960	6,960	—	—	—
Average Price ($/MMBtu)	$7.50	$7.50	$7.50	$—	$—	$—
PEPL Puts:(1)
Hedged Volume (MMMBtu)	4,001	10,634	13,259	5,934	—	—
Average Price ($/MMBtu)	$7.85	$7.85	$7.85	$7.85	$—	$—
Total:
Hedged Volume (MMMBtu)	38,910	57,160	52,120	20,610	—	—
Average Price ($/MMBtu)	$8.32	$8.26	$8.20	$8.37	$—	$—
Oil Positions:
Fixed Price Swaps:
Hedged Volume (MBbls)	1,828	2,150	2,073	2,025	2,275	2,200
Average Price ($/Bbl)	$90.00	$90.00	$84.22	$84.22	$84.22	$84.22
Puts:(2)
Hedged Volume (MBbls)	1,382	2,250	2,352	500	—	—
Average Price ($/Bbl)	$120.00	$110.00	$69.11	$77.73	$—	$—
Collars:
Hedged Volume (MBbls)	187	250	276	348	—	—
Average Floor Price ($/Bbl)	$90.00	$90.00	$90.00	$90.00	$—	$—
Average Ceiling Price ($/Bbl)	$114.25	$112.00	$112.25	$112.35	$—	$—
Total:
Hedged Volume (MBbls)	3,397	4,650	4,701	2,873	2,275	2,200
Average Price ($/Bbl)	$102.21	$99.68	$77.00	$83.79	$84.22	$84.22
Gas Basis Differential Positions:
PEPL Basis Swaps:
Hedged Volume (MMMBtu)	35,187	43,166	35,541	34,066	31,700	—
Hedged Differential ($/MMBtu)	$(0.97)	$(0.97)	$(0.96)	$(0.95)	$(1.01)	$—

(1)	Settle on the Panhandle Eastern Pipeline (“PEPL”) spot price of gas to hedge basis differential associated with gas production in the Mid-Continent Deep and Mid-Continent Shallow regions.

(2)	We utilize oil puts to hedge revenues associated with our NGL production.

High Percentage of Operated Properties

For the three months ended March 31, 2009, 83% of our production came from wells over which we had operating control. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production, drilling costs and capital expenditures and to control the timing of development activities.

Our Strategy

We will continue to use our competitive strengths to achieve our corporate objectives. The following are the key elements of our strategy:

Efficiently Operate and Develop Acquired Properties

We have centralized the operation of our acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. We maintain a large inventory of drilling and optimization projects within each region to achieve organic growth from our capital development program. We seek to be the operator of our properties so that we can develop drilling programs and optimization projects that not only replace production, but also add value through reserve and production growth and future operational synergies. Our development program is focused on lower risk, repeatable drilling opportunities to maintain and/or grow cash flow. Many of our wells are completed in multiple producing zones with commingled production and long economic lives. In addition, we seek to deliver attractive financial returns by leveraging our experienced workforce and scalable infrastructure. For 2009, we estimate our total drilling and development capital expenditures will be approximately $150.0 million. This estimate is under continuous review and is subject to ongoing adjustment. We expect to fund these capital expenditures with cash flow from operations.

Reduce Cash Flow Volatility Through Commodity Price and Interest Rate Hedging

An important part of our business strategy includes hedging a significant portion of our forecasted production to reduce exposure to fluctuations in the prices of oil, gas and NGL. By removing a significant portion of the price volatility associated with future oil, gas and NGL production, we expect to mitigate, but not eliminate, the potential effects of declining commodity prices on cash flows from operations for those periods.

These transactions are in the form of swap contracts, collars and put options. A put option requires us to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed floor over the floating market price at the settlement date. We have derivative contracts in place through 2014 covering substantially all of our forecasted production volumes through 2011 to provide long-term cash flow predictability to pay distributions, service debt and manage our business.

In addition, we enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. Currently, we utilize LIBOR swaps to convert the borrowing rate on indebtedness under our credit facility from a floating to fixed rate. At April 30, 2009, we had swapped LIBOR on approximately 84% of debt outstanding under our credit facility at an average fixed rate of 3.85% through January 2014.

Grow Through Acquisition of Long Life, High Quality Properties

Our acquisition program targets oil and gas properties which offer long life, high quality production with relatively predictable decline curves, as well as lower risk development opportunities. We evaluate acquisitions based on decline profile, reserve life, operational efficiency, field cash flow and development costs. As part of this strategy, we continually seek to optimize our asset portfolio, including through divestitures of non-core assets. This allows us to redeploy capital into projects to develop lower risk, long life and low decline properties better suited to our business strategy and limited liability company structure.

From inception through the date of this prospectus supplement, we have completed 25 acquisitions of working and royalty interests in oil and gas properties and related gathering and pipeline assets. Excluding the Appalachian Basin properties sold in July 2008 (discussed in “—Recent Developments—Asset Sales” below), total acquired proved reserves were approximately 1.7 Tcfe at the time of acquisition at an acquisition cost of approximately $2.17 per Mcfe. We have historically financed acquisitions with a combination of proceeds from the issuance of our units, bank borrowings and cash flow from operations.

Recent Developments

New Revolving Credit Facility

In April 2009 we entered into a new senior secured revolving credit facility with a borrowing base of $1.75 billion, subject to periodic redetermination, and a maturity of August 2012. In connection with our new credit facility, during the second quarter of 2009, we paid approximately $52.6 million in financing fees, which were deferred and will be amortized over the life of the credit facility. In addition, during the second quarter of 2009, we wrote off deferred financing fees related to our prior credit facility of approximately $3.6 million. At April 30, 2009, available borrowing under the credit facility was $296.0 million, which includes a $5.6 million reduction in availability for outstanding letters of credit. The new credit facility will result in increased interest expense during 2009, due to higher interest rates and amortization of financing fees. The new credit facility contains substantially the same covenants as our prior facility.

Under the terms of the revolving credit facility, our borrowing base will be reduced by $0.25 for each $1.00 in principal amount of senior notes we issue in the senior notes offering (discussed in “Senior Notes Offering” below). As a result of the senior notes offering, the borrowing base will decrease by $62.5 million.

Distributions

In April 2009 our Board of Directors declared a cash distribution of $0.63 per unit with respect to the first quarter of 2009. The distribution totaling approximately $72.5 million will be paid on May 14, 2009 to unitholders of record as of the close of business on May 6, 2009.

Interest Rate Swap Restructuring

In January 2009 we amended and extended our interest rate swap portfolio. We canceled, in a cashless transaction, our existing interest rate swap agreements that settled at a fixed rate of 5.06% through 2011 and entered into new agreements that settled at a fixed rate of 3.80% through 2014. In April 2009, we canceled one interest rate swap agreement. At April 30, 2009, we had swap agreements with an aggregate notional amount of $1.21 billion that settle at a fixed rate of 3.85% through January 2014.

Asset Sales

During the fourth quarter of 2008, we completed a year-long portfolio optimization project. We carefully analyzed our asset base and determined that properties with high quality reserves and long life production best fit the Linn Energy business model. During 2008, we sold properties that were non-core to our business strategy, primarily due to high capital requirements and high decline characteristics. We strategically capitalized on opportunities to monetize Marcellus Shale acreage in the Appalachian Basin, high-decline acreage in the Verden area in Oklahoma and Woodford Shale acreage in Oklahoma. A summary of these transactions is as follows:

•	On July 1, 2008, we completed the sale of our interests in oil and gas properties located in the Appalachian Basin to XTO Energy, Inc. The assets include approximately 197 Bcfe of proved reserves at December 31, 2007. Net proceeds were $566.5 million and the carrying value of net assets sold was $405.8 million, resulting in a gain on the sale of $160.7 million. The results of our Appalachian Basin operations are classified as discontinued operations for all periods presented.

•	On August 15, 2008, we completed the sale of certain properties in the Verden area in Oklahoma to Laredo Petroleum, Inc. The assets include approximately 50,000 net acres and 45 Bcfe of proved reserves at December 31, 2007. Net proceeds and the carrying value of net assets sold were $169.4 million.

•	On December 4, 2008, we completed the sale of our deep rights in certain central Oklahoma acreage, which includes the Woodford Shale interval, to Devon Energy Production Company, LP. The sale included approximately 34,000 net acres and no producing reserves. Net proceeds were $153.2 million and the carrying value of net assets sold was $54.2 million, resulting in a gain on the sale of

$99.0 million during 2008. In the first quarter of 2009, certain post-closing matters were resolved and we recorded a gain of $25.4 million.

Unit Repurchase Plan

In October 2008 our Board of Directors authorized the repurchase of up to $100.0 million of our outstanding units from time to time on the open market or in negotiated purchases. During the year ended December 31, 2008, we repurchased 1,076,900 units at an average unit price of $12.09, for a total cost of approximately $13.0 million. During the three months ended March 31, 2009, we repurchased 123,800 units at an average unit price of $12.99, for a total cost of approximately $1.6 million. We canceled all units that we repurchased. At March 31, 2009, approximately $85.4 million remains available for unit repurchases under the program. The timing and amounts of any additional repurchases will be at the discretion of management, subject to market conditions and other factors, and will be in accordance with applicable securities laws and other legal requirements. Our repurchase plan does not obligate us to acquire any specific number of units and may be discontinued at any time. Units are repurchased at fair market value on the date of repurchase.

Senior Notes Offering

Concurrently with this offering, we are offering $250 million in aggregate principal amount of 11.75% Senior Notes due 2017, which we refer to as our 2009 notes, in a private offering. Our wholly owned subsidiary, Linn Energy Finance Corp., will be a co-issuer of the notes and all of our material direct and indirect wholly owned domestic subsidiaries will guarantee our and Linn Energy Finance Corp.’s obligations under the 2009 notes. The terms of the 2009 notes will permit us to redeem the notes at any time prior to May 15, 2013, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, plus a “make-whole” premium and on or after such date at specified redemption prices without a “make-whole” premium. The terms of the 2009 notes will permit us, prior to May 15, 2011, to redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings. Although it is our intention to close our offering of the 2009 notes concurrently with this offering, the offer of our units under this prospectus supplement is not conditioned upon the closing of our 2009 notes offering. There can be no assurances that we will consummate the offering and sale of our 2009 notes. The 2009 notes will be offered and sold only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The 2009 notes are not being registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Our LLC Structure

Our company began operations in March 2003, and we formed Linn Energy, LLC as a Delaware limited liability company in April 2005. We are a holding company whose subsidiaries conduct our operations and own our operating assets. Linn Energy, LLC has no significant assets, other than marked to market gains under certain hedging agreements, or contractual liabilities, other than marked to market losses under certain hedging agreements and obligations under our credit facility. Except as noted above, our subsidiaries hold substantially all of our assets and incur substantially all of our liabilities. We own, directly or indirectly, all of the ownership interests in our operating subsidiaries. Linn Energy Holdings, LLC owns all of our interests in oil and natural gas properties and Linn Operating, Inc. employs all of our employees.

The Offering

Units Offered by Linn Energy, LLC	5,500,000 units, assuming the underwriters’ option to purchase additional units is not exercised.

Units Outstanding after the Offering (based on the number of units outstanding on April 30, 2009)(1)(2)	120,474,267 units.

Price	$16.25 for each unit.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $85.0 million from this offering, or $97.9 million if the underwriters’ option to purchase additional units is exercised in full, in each case, after deducting the underwriting discount and estimated offering expenses. We intend to use all of the net proceeds we receive from this offering to repay indebtedness outstanding under our revolving credit facility. Affiliates of certain of the underwriters are lenders under our credit facility, and accordingly will receive a majority of the net proceeds from this offering. Please read “Underwriting.”

Timing of Distributions	We pay distributions on our units within 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date.

Risk Factors	An investment in our units involves risk. Please read “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008. Realization of any of those risks or adverse results from the listed matters could have a material adverse effect on our business, financial condition, cash flows and results of operations.

NASDAQ Trading Symbol	LINE

(1)  Excludes 1,972,843 units potentially issuable as of April 30, 2009 under outstanding options at a weighted average exercise price of $22.47 per unit.
(2)  If the underwriters’ option to purchase additional units is exercised in full:

• 825,000 additional units will be issued; and

• 121,299,267 units will be outstanding.

Summary Selected Historical and Pro Forma Consolidated Financial and Operating Data

The following tables set forth certain summary historical financial and operating data at and for the three months ended March 31, 2009, the year ended December 31, 2008 and the three months ended March 31, 2008, and pro forma consolidated financial and operating data for the year ended December 31, 2008. The summary historical financial data for the year ended December 31, 2008 has been derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. The summary historical financial data for the three months ended March 31, 2009 and for the three months ended March 31, 2008 has been derived from our unaudited consolidated financial statements included in our quarterly report on Form 10-Q for the quarter ended March 31, 2009.

The unaudited pro forma financial data for the year ended December 31, 2008 has been derived from our unaudited pro forma financial statements included in our current report on Form 8-K filed on February 26, 2009 and give effect to the acquisition of oil and gas properties from Lamamco on January 31, 2008 as if such acquisition occurred on January 1, 2008.

The unaudited pro forma consolidated financial and operating data is for illustrative purposes only. You should not rely on the unaudited pro forma consolidated financial and operating data as being indicative of the historical results that would have been achieved or the future financial results that we will achieve.

The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations would have actually been had the Lamamco acquisition occurred on the date noted above, or to project our results of operations as of any future date or for any future periods. The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The adjustments are directly attributable to the acquisition of oil and gas properties from Lamamco and are expected to have a continuing impact on our results of operations. In our opinion, all adjustments necessary to present fairly the unaudited pro forma condensed consolidated financial statements have been made.

You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q for the quarter ended March 31, 2009. You should also read the pro forma information together with the unaudited pro forma financial statements and related notes included in our current report on Form 8-K filed on February 26, 2009.

Because of our rapid growth through acquisitions and development of our properties, our historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results. The results of our Appalachian Basin and Mid Atlantic Well Service, Inc., or Mid Atlantic, operations are classified as discontinued operations for all periods presented. Unless otherwise indicated, results of operations information presented relates only to our continuing operations.

	Historical			Pro Forma
	Year Ended	Three Months Ended		Year Ended
	December 31,	March 31,		December 31,
	2008	2008	2009	2008

	(In thousands, except per unit amounts)
Statement of Operations Data:
Revenues and other:
Oil, gas and natural gas liquid sales	$755,644	$175,872	$79,864	$764,917
Gain (loss) on oil and gas derivatives	662,782	(268,794)	161,315	662,782
Gas marketing revenues	12,846	2,816	516	12,846
Other revenues	3,759	479	966	3,759

Total	$1,435,031	$(89,627)	$242,661	$1,444,304

Expenses:
Lease operating expenses	115,402	19,490	33,732	118,710
Transportation expenses	17,597	3,328	2,967	17,597
Gas marketing expenses	11,070	2,417	340	11,070
General and administrative expenses	77,391	19,076	23,301	77,391
Exploration costs	7,603	2,620	1,565	7,603
Bad debt expenses	1,436	—	—	1,436
Depreciation, depletion and amortization	194,093	44,370	52,104	195,422
Impairment of goodwill and long-lived assets	50,505	—	—	50,505
Taxes, other than income taxes	61,435	12,973	7,567	61,435
Gain on sale of assets and other, net	(98,763)	—	(26,711)	(98,763)

Total	$437,769	$104,274	$94,865	$442,406

Interest expense, net of amounts capitalized	(94,517)	(25,293)	(14,409)	(98,147)
Loss on interest rate swaps	(66,674)	(39,393)	(11,571)	(66,674)
Other, net	(7,702)	(163)	(393)	(7,702)

Income (loss) from continuing operations before income taxes	828,369	(258,750)	121,423	829,375
Income tax expense	(2,712)	(209)	(136)	(2,712)

Income (loss) from continuing operations	$825,657	$(258,959)	$121,287	$826,663

Income (loss) from continuing operations per unit:(1)
Basic	$7.18	$(2.28)	$1.06	$7.19
Diluted	7.18	(2.28)	1.06	7.19
Income (loss) from discontinued operations per unit:(1)
Basic	1.52	—	(0.02)	1.52
Diluted	1.52	—	(0.02)	1.52
Net income (loss) per unit:(1)
Basic	8.70	(2.28)	1.04	8.71
Diluted	8.70	(2.28)	1.04	8.71
Distributions declared per unit	2.52	0.63	0.63	2.52
Weighted average units outstanding	114,140	113,757	113,473	114,140
Cash Flow Data:
Cash provided (used) by:
Operating activities(2)	$179,515	$61,200	$94,970
Investing activities	(35,550)	(613,294)	(58,817)
Financing activities	(116,738)	551,729	(41,928)
Capital expenditures(3)	321,305	79,016	73,317
Balance Sheet Data:
Cash and cash equivalents	$28,668	$1,076	$22,893
Total debt	1,653,568	2,066,594	1,678,658
Unitholders’ capital	2,760,686	1,712,238	2,809,387

(1)	Effective January 1, 2009, we adopted Financial Accounting Standards Board (“FASB”) Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are

Participating Securities” (“FSP EITF 03-6-1”), which requires that our unvested restricted units be included in the computation of earnings per unit under the two-class method. FSP EITF 03-6-1 requires retrospective adjustment of all prior period earnings per unit data; as such, earnings per unit for all periods presented have been recast to reflect our adoption of FSP EITF 03-6-1. The impact of the adoption of FSP EITF 03-6-1 was a reduction to income from continuing operations per unit — diluted and net income per unit — diluted, of $0.05 per unit for the year ended December 31, 2008. There was no impact of adoption in periods in which we reported a loss from continuing operations.

(2)	Includes premiums paid for derivatives of approximately $129.5 million and $1.3 million for the year ended December 31, 2008 and the three months ended March 31, 2008, respectively.

(3)	Excludes expenditures incurred for acquisitions and discontinued operations.

Summary Reserve and Operating Data

The following table presents summary information with respect to our estimated net proved oil and natural gas reserves at year end and summary unaudited operating data with respect to our production and sales of oil and natural gas for the periods presented. DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of our proved oil and natural gas reserves as of December 31, 2006, 2007 and 2008 set forth below.

	Year Ended			Three Months Ended
	December 31,			March 31,
	2006	2007	2008	2008	2009

Production (continuing operations):
Gas (MMcf/d)	2	51	124	123	133
Oil (MBbls/d)	0.9	3.4	8.6	7.8	8.8
NGL (MBbls/d)	—	2.7	6.2	4.4	5.2
Total (MMcfe/d)	8	87	212	196	217
Production (discontinued operations):
Total (MMcfe/d)	22	24	12	25	—
Average sales prices (hedged):(1)
Gas ($/Mcf)	—	8.36	8.42	8.22	7.94
Oil ($/Bbl)	—	67.07	80.92	74.98	118.19
NGL ($/Bbl)	—	55.51	57.86	65.84	23.32
Expenses ($/Mcfe):
Lease operating expenses	2.36	1.31	1.49	1.10	1.73
General and administrative expenses(2)	13.61	1.61	1.00	1.07	1.19
Depreciation, depletion and amortization	1.56	2.16	2.50	2.49	2.67
Estimated net proved reserves – continuing operations:
Gas (Bcf)	77	833	851
Oil (MMBbls)	30	55	84
NGL (MMBbls)	—	43	51
Total proved reserves (Bcfe)	255	1,419	1,660
Percent proved developed reserves(%)	76	72	68
Estimated reserve life (in years)(3)	37	22	21
Standardized measure of discounted future net cash flows ($ in millions)(4)	299	3,175	1,424
Estimated net proved reserves – discontinued operations:(5)
Total (Bcfe)	199	197	—

(1)	Includes the effect of realized gains (losses) on derivatives of $9.4 million (excluding $81.4 million realized losses on canceled derivative contracts), $37.3 million, $119.8 million (excluding $4.3 million realized gains on canceled derivatives) and $(4.8) million for the years ended December 31, 2008 and 2007 and three months ended March 31, 2009 and 2008, respectively. The data for the year ended December 31, 2006 is not presented because it is not meaningful due to the classification of Appalachian Basin results of operations in discontinued operations. We utilize oil puts to hedge revenues associated with our NGL production; therefore, all realized gains (losses) on oil derivative contracts are included in weighted average oil prices, rather than weighted average NGL prices.

(2)	General and administrative expenses for the years ended December 31, 2008, 2007 and 2006 and three months ended March 31, 2009 and 2008 include approximately $14.6 million, $13.5 million, $21.6 million, $4.2 million and $3.6 million of non-cash unit-based compensation and unit warrant expenses, respectively. General and administrative expenses for the year ended December 31, 2006 include

$2.0 million in bonuses paid to certain executive officers in connection with our initial public offering. General and administrative expenses excluding these amounts were $0.81 per Mcfe, $1.19 per Mcfe, $5.14 per Mcfe, $0.98 per Mcfe, and $0.87 per Mcfe for the years ended December 31, 2008, 2007, 2006 and three months ended March 31, 2009 and 2008, respectively. This is a non-GAAP measure used by our management to analyze our performance.

(3)	Based on annualized average daily production from continuing operations for the fourth quarter of each respective year.

(4)	Standardized measure of discounted future net cash flows is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation) without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization; discounted using an annual discount rate of 10%. Standardized measure of discounted future net cash flows does not give effect to derivative transactions.

(5)	The results of our Appalachian Basin and Mid Atlantic operations are classified as discontinued operations for all periods presented.

RISK FACTORS

An investment in our units involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and provided under “Where You Can Find More Information” in the accompanying prospectus, including our 2008 Annual Report on Form 10-K. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Information About Forward-Looking Statements” in the accompanying prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference.

If any of the following risks actually were to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, the trading price of our units could decline and you could lose all or part of your investment.

Risks Related to the Units

We may issue additional units without unitholder approval, which would dilute existing ownership interests.

We may issue an unlimited number of limited liability company interests of any type, including units, without the approval of our unitholders.

The issuance of additional units or other equity securities may have the following effects:

•	an individual unitholder’s proportionate ownership interest in us may decrease;

•	the amount of cash distributed on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be reduced; and

•	the market price of the units may decline.

The market price of our units could be volatile due to a number of factors, many of which are beyond our control.

The market price of our units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and gas companies and securities of publicly-traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and gas companies;

•	variations in the amount of our quarterly cash distributions;

•	future issuances and sales of our units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our units.

Tax Risks to Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” in this prospectus supplement and in the accompanying prospectus for a more complete discussion of the expected material federal income tax consequences of owning and disposing of units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, taxes paid, if any, would reduce the amount of cash available for distribution to you.

The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to you. Because a tax may be imposed on us as a corporation, our cash available for distribution to our unitholders could be reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, since 2008 we have been required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of this tax on us by Texas and, if applicable, a similar tax by any other state will reduce the cash available for distribution to our unitholders.

Our unitholders may have more complex tax reporting and may be required to pay taxes on income even if they do not receive any cash distributions from us.

Our unitholders are required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income. Please read “Material Tax Consequences—Ratio of Taxable Income to Distributions” in this prospectus supplement for a more detailed discussion.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if they do not reside in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We currently conduct business and/or own assets in West Virginia, Virginia, Pennsylvania, New York, California, Oklahoma, Kansas, New Mexico, Illinois, Indiana, Arkansas, Colorado, Kentucky, Louisiana, Mississippi, Montana, North Dakota, South Dakota and Texas. As we make acquisitions or expand our business, we may do business or own assets in other states in the future. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our units.

Unitholders may be subject to taxable gains upon dispositions of properties.

We may dispose of properties in transactions that result in gains that will be allocated to you, and such gains may be either ordinary gains or capital gains to you. Even where we dispose of properties that are capital assets, what otherwise would be capital gains to you may be recharacterized as ordinary gains in order to “recapture” ordinary deductions that were previously allocated to you related to the same properties. In addition, such an allocation of ordinary or capital gains may increase your taxable income, and you may be required to pay federal income taxes and state and local income taxes, even if we have not made a cash distribution to you subsequent to our disposal of the properties. Your allocable share of the taxable gains also may be greater than your interest in our profits. If you contributed property in exchange for our units, your capital account would have been credited with the fair market value of the property at the time (your “book” basis), which may have exceeded your “tax” basis of property. This could also be the case if you held our units at a time when we issued additional units to other unitholders (resulting in a revaluation of our assets). Gains are required to be allocated to you in order to eliminate this “book-tax disparity.”

If the IRS contests the federal income tax positions we take, the market for our units may be adversely impacted and the costs of any IRS contest will reduce our cash available for distribution.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and a court may disagree with some or all of those positions. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, our costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Tax gain or loss on disposition of our units could be more or less than expected.

When you sell your units, you will recognize gain or loss equal to the difference between the amount realized and the tax basis in those units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Consequences—Disposition of Units—Recognition of Gain or Loss” in the accompanying prospectus for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them.

Investment in units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a foreign person, you should consult your tax advisor before investing in our units.

We will treat each purchaser of our units as having the same tax benefits without regard to the actual units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Consequences—Uniformity of Units” in the accompanying prospectus for a further discussion of the effect of the depreciation and amortization positions we will adopt.

The sale or exchange of 50% or more of our capital and profit interests within a twelve-month period will result in the termination of our partnership status for federal income tax purposes.

We will be considered to have been terminated for federal income tax purposes if, within a twelve-month period, there is a sale or exchange of 50% or more of the total interests in our capital and profits. Our termination would, among other things, result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred.

Changes to current laws may affect the ability to take certain deductions.

Substantive changes to the existing federal income tax laws have been proposed that, if adopted, would affect the ability to take certain operations related deductions, including depletion deductions, deductions for intangible drilling and development costs and deductions for United States production activities. We are unable to predict whether any changes, or other proposals to such laws, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units. Please read “Material Tax Consequences—Tax Treatment of Operations” in the accompanying prospectus for more information on depletion deductions, deductions for intangible drilling and development costs and deductions for United States production activity.

USE OF PROCEEDS

We will receive net proceeds of approximately $85.0 million from this offering, after deducting the underwriting discount and estimated offering expenses of this offering payable by us. If the underwriters exercise their option to purchase additional units in full, the net proceeds will be approximately $97.9 million. We intend to use all of the net proceeds from this offering to repay indebtedness outstanding under our revolving credit facility.

On April 28, 2009, we entered into a new revolving credit facility with a borrowing base of $1.75 billion and a maturity of August 2012. At April 30, 2009, we had $1.45 billion of indebtedness outstanding under our revolving credit facility. Borrowings under the revolving credit facility bear interest at variable rates plus the applicable margins specified in the credit facility. The applicable interest rate at April 30, 2009 was 4.50% per annum. The borrowings under our revolving credit facility were used to fund or partially fund our acquisitions of oil and gas properties and payment of our quarterly cash distributions and for general corporate purposes.

Affiliates of certain of the underwriters are lenders under our credit facility, and accordingly will receive a majority of the net proceeds from this offering. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our historical consolidated capitalization as of March 31, 2009 and our consolidated capitalization as adjusted to give effect to:

•	the sale of 5,500,000 units in this offering at a price of $16.25 per unit, assuming no exercise of the underwriters’ option to purchase additional units, and the application of all of the estimated $85.0 million of net proceeds from this offering to repay indebtedness outstanding under our revolving credit facility; and

•	the issuance of $250.0 million aggregate principal amount of our 2009 notes, and the application of all of the estimated $230.5 million of net proceeds from the same to repay indebtedness outstanding under our revolving credit facility.

The following table is unaudited and should be read together with our historical financial statements and the related notes thereto included in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q for the quarter ended March 31, 2009.

	At March 31, 2009
			As Further
		As Adjusted For	Adjusted For The
	Historical	This Offering	Notes Offering
	(In thousands)

Cash and cash equivalents	$22,893	$22,893	$22,893

Credit facility	$1,428,393	$1,343,393	$1,112,891
2008 notes, net	250,265	250,265	250,265
2009 notes, net	—	—	237,703

Total debt	1,678,658	1,593,658	1,600,859
Total unitholders’ capital	2,809,387	2,894,387	2,894,387

Total capitalization	$4,488,045	$4,488,045	$4,495,246

PRICE RANGE OF UNITS AND DISTRIBUTIONS

The following presents the range of high and low last reported sales prices per unit, as reported by NASDAQ, for the quarters indicated. In addition, distributions declared during each quarter are presented.

			Cash
			Distribution
	Unit Price Range		Declared
Quarter	High	Low	Per Unit

2009:
April 1 – April 30	$16.54	$14.77	$0.63
January 1 – March 31	$16.65	$12.95	$0.63
2008:
October 1 – December 31	$17.03	$11.20	$0.63
July 1 – September 30	$24.88	$14.93	$0.63
April 1 – June 30	$25.57	$19.44	$0.63
January 1 – March 31	$24.41	$18.88	$0.63
2007:
October 1 – December 31	$30.79	$22.88	$0.57
July 1 – September 30	$37.80	$31.64	$0.57
April 1 – June 30	$39.61	$32.47	$0.52
January 1 – March 31	$35.05	$30.16	$0.52

Distributions

Our limited liability company agreement requires us to make quarterly distributions to unitholders of all “available cash.”

Available cash means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements, and anticipated credit needs); and

•	comply with applicable laws, debt instruments or other agreements;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made.

Working capital borrowings are borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

MATERIAL TAX CONSEQUENCES

The tax consequences to a purchaser of our units will depend in part on that purchaser’s tax circumstances. Although this section updates and adds information related to certain tax considerations, it should be read in conjunction with the risk factors included under the caption “Risk Factors—Tax Risks to Unitholders” in this prospectus supplement and with “Material Tax Consequences” in the accompanying prospectus, which provides a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units.

All prospective unitholders are encouraged to consult with their own tax advisor about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of units by tax-exempt entities, including employee benefit plans and IRAs, and foreign investors raises issues unique to such persons. Such investors should read “Material Tax Consequences” in the accompanying prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes. If we were treated as a corporation for U.S. federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our units.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber), industrial source carbon dioxide, or the transportation or storage of certain fuels or biodiesel fuels. Other types of qualifying income include interest other than from a financial business, dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, less than 1% of our gross income is not qualifying income; however, this estimate could change from time to time. In reliance upon this estimate and facts provided by us concerning the sources and amounts of gross income attributable to our businesses, together with the representation that the composition of such gross income remained materially unchanged through the date of this prospectus, and based on applicable legal authority, Baker & Hostetler LLP is of the opinion that at least 90% of our gross income as of the date of this prospectus constitutes qualifying income. For a discussion related to the opinion of Baker & Hostetler LLP and the implications of our status as a partnership, please read “Material Tax Consequences” in the accompanying prospectus.

Current law may change to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. We are unable to predict whether any changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Ratio of Taxable Income to Distributions

We are unable to provide you with an estimate of the ratio of our taxable income to cash distributions for purchasers of units in this offering who own those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2009. While we generally have made cash distributions in excess of taxable income historically, the amount by which cash distributions exceed taxable income has been inconsistent and varied widely. Because of the uncertainties with respect to capital expenditures, production, cash flow, and anticipated distributions along with business, economic, regulatory, competitive, and political uncertainties beyond our control, we cannot assure you that the actual ratio of allocable taxable income to tax distributions on the units could increase such that unitholders are allocated taxable income in excess of cash distributions. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater if:

•	gross income from operations exceeds the amount required to maintain our current level of distributions on all units, yet we continue to make distributions at the current levels; or

•	we make a future offering of units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable, or produces deductions, at a rate significantly slower than the rate applicable to our assets at the time of this offering.

If the ratio of allocable taxable income to cash distributions increases, the value of the units could be materially adversely affected.

UNDERWRITING

RBC Capital Markets Corporation, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and as the joint book-running managers of this offering. Under the terms of an underwriting agreement dated the date of this prospectus, each underwriter set forth below has agreed to purchase from us the number of units set forth opposite its name.

Number of
Name	Units

RBC Capital Markets Corporation	1,342,000
Barclays Capital Inc.	1,342,000
Citigroup Global Markets Inc.	1,342,000
Credit Suisse Securities (USA) LLC	792,000
Raymond James & Associates, Inc.	544,500
Oppenheimer & Co. Inc.	137,500

Total	5,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase the units depend on the satisfaction of the conditions contained in the underwriting agreement and that if any of our units are purchased by the underwriters, all of our units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the units.

	No Exercise	Full Exercise

Per unit	$0.65	$0.65
Total	$3,575,000	$4,111,250

We estimate that total remaining expenses of the offering payable by us, other than underwriting discounts and commissions, will be approximately $800,000.

We have been advised by the underwriters that the underwriters propose to offer our units directly to the public at the initial price to the public set forth on the cover page of this prospectus supplement and to selected dealers (who may include the underwriters) at this price to the public less a concession not in excess of $0.39 per unit. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per unit to other brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made with respect to these liabilities.

Option to Purchase Additional Units

We have granted to the underwriters an option to purchase up to an aggregate of 825,000 additional units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus supplement exercisable solely to cover over-allotments, if any. Such option may be exercised in whole or in part at any time and from time to time until 30 days after the date of this prospectus supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these units to the underwriters.

Lock-up Agreements

We and all of our board of directors and executive officers have agreed that we will not, for a period of 60 days after the date of the underwriting agreement without the prior written consent of RBC Capital Markets Corporation, Barclays Capital Inc. and Citigroup Global Markets Inc., as the representatives of the underwriters, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any units (including, without limitation, units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any units or securities convertible, exercisable or exchangeable into units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. The restrictions described in this paragraph do not apply to:

•	The sale of units to the underwriters;

•	Vesting or issuance of restricted units under our long-term incentive plan or upon the exercise of unit options issued under our long-term incentive plan; or

•	Net exercises of options to purchase units under our long-term incentive plan and withholding of units to pay income taxes upon the vesting of restricted units.

The representatives of the underwriters, in their sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, the representatives of the underwriters will consider, among other factors, the unitholders’ reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in their option to purchase additional units. In a naked short position, the number of units involved is greater than the number of units in the underwriters’ option to purchase additional units. The underwriters may close out any short position by either exercising their option and/or purchasing units in the open market.

•	Syndicate covering transactions involve purchases of the units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the units to close out the short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option. If the underwriters sell more units than could be covered by their option to purchase additional units, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of the units. As a result, the price of the units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time. Prior to purchasing the units being offered pursuant to this prospectus supplement, one of the underwriters purchased, on behalf of the syndicate, 19,050 units at an average price of $16.25 per unit in stabilizing transactions.

Passive Market Making

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the units on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during the period before the commencement of offers or sales of the units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Relationships and NASD Code of Conduct Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Affiliates of certain of the underwriters are lenders under our revolving credit facility. We intend to use all of the net proceeds from this offering to repay revolving loans outstanding under our revolving credit facility. Accordingly, these affiliates will receive a majority of the net proceeds from this offering in connection with such repayment. Certain affiliates of Barclays Capital Inc. beneficially own a portion of our senior unsecured notes due 2018. Additionally, certain affiliates of RBC Capital Markets Corporation, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are counterparties to certain of our commodities hedging contracts. Because of these relationships, this offering is being conducted in accordance with Financial Industry Regulatory Authority, or FINRA, Rule 5110(h). However, because a bona fide independent market exists for our units, FINRA does not require that we use a qualified independent underwriter for this offering.

Because FINRA views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules (which are part of the FINRA Rules). Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any units. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

LEGAL MATTERS

The validity of the units will be passed upon for us by our counsel, Baker & Hostetler LLP, Houston, Texas. Certain legal matters related to the offering of the units will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld, LLP. Akin Gump Strauss Hauer & Feld, LLP has, in the past, represented us in other matters.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, and the Statement of Revenues and Direct Operating Expenses—Assets acquired from Lamamco Drilling Company for the year ended December 31, 2007, have been incorporated by reference herein in reliance upon the reports incorporated by reference herein of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of our proved oil and gas reserves incorporated by reference herein were based in part upon an engineering report prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included herein in reliance on the authority of such firm as an expert in such matters.

PROSPECTUS

Linn Energy, LLC

Units

Representing Limited Liability Company Interests

Linn Energy, LLC may offer and sell from time to time units, representing limited liability company interests, under this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest.

Our units are traded on The NASDAQ Global Select Market, or NASDAQ, under the symbol “LINE.”

This prospectus provides you with a general description of the securities that we may offer. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that describes those securities. We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. These terms will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. The supplements may also add, update or change information contained in this prospectus.

Investing in our securities involves risk. Limited liability companies are inherently different from corporations. You should carefully consider the risk factors on page 1 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2009

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Room of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on February 26, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 7, 2009;

•	Our Current Report on Form 8-K/A filed April 11, 2008 (Item 9.01(a));

•	Our Current Reports on Form 8-K filed on February 9, 2009, February 26, 2009 (Item 9.01) and May 4, 2009; and

•	The description of our units contained in our registration statement on Form 8-A, filed with the SEC on January 12, 2006.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Linn Energy, LLC
Investor Relations
600 Travis, Suite 5100
Houston, Texas 77002
(281) 840-4000

We also make available free of charge on our internet website at http://www.linnenergy.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

ii

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These statements may include, but are not limited to, statements about our:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	drilling locations;

•	oil, gas and natural gas liquid (“NGL”) reserves;

•	realized oil, gas and NGL prices;

•	production volumes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond our control. In addition, management’s assumptions may prove to be inaccurate. We caution that the forward-looking statements contained in this prospectus and any prospectus supplement are not guarantees of future performance and that such statements may not be realized or the forward-looking statements or events may not occur. Actual results may differ materially from those anticipated or implied in forward-looking statements due to factors described in this prospectus or any prospectus supplement and in the reports and other information we file with the SEC, including those set forth under Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008. These forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

LINN ENERGY, LLC

We are a publicly traded, independent oil and gas company focused on the development and acquisition of long life oil and gas properties, which complement our asset profile in producing basins within the United States. Our properties are located in three regions of the United States:

•	Mid-Continent Deep, which includes the Texas Panhandle Deep Granite Wash formation and deep formations in Oklahoma;

•	Mid-Continent Shallow, which includes the Texas Panhandle Brown Dolomite formation and shallow formations in Oklahoma; and

•	Western, which includes the Brea Olinda Field of the Los Angeles Basin in California.

Our total proved reserves at December 31, 2008 were 1,660 Bcfe, of which approximately 51% were gas, 31% were oil and 18% were NGL. Approximately 68% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $1.42 billion. At December 31, 2008, we operated 4,453, or 66%, of our 6,716 gross productive wells. Based on proved reserves as of December 31, 2008 and annualized average daily production for the three months ended March 31, 2009, our average proved reserves-to-production ratio, or average reserve life, is approximately 21 years.

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our phone number is (281) 840-4000.

Throughout this prospectus, when we use the terms “we,” “us,” “our,” or like terms, we are referring to Linn Energy, LLC and its consolidated subsidiaries, unless the context otherwise requires.

RISK FACTORS

Membership interests in a limited liability company are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider the risk factors included in our most-recent annual report on Form 10-K and our quarterly reports on Form 10-Q that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of acquisitions of oil and gas properties and related assets.

The net proceeds may be invested temporarily until they are used for their stated purpose.

DESCRIPTION OF THE UNITS

The units represent limited liability company interests in us. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to unitholders under our limited liability company agreement. As of April 30, 2009, we had 114,974,267 units outstanding. No other member interests are outstanding.

Our Cash Distribution Policy

We must distribute on a quarterly basis all of our available cash to holders of our units. Available cash means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements, and anticipated credit needs); and

•	comply with applicable laws, debt instruments or other agreements;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made.

Working capital borrowings are borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders. We would be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under any of our credit facilities.

Timing of Distributions

We pay distributions on our units within 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date.

Issuance of Additional Units

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the units are not entitled. The holders of units will not have preemptive rights to acquire additional units or other securities.

Voting Rights

Unitholders have the right to vote with respect to the election of our board of directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the current market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Units.”

Exchange Listing

Our units are traded on The NASDAQ Global Select Market under the symbol “LINE.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is our transfer agent and will serve as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units, except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

By transfer of units in accordance with our limited liability company agreement, each transferee of units shall be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected on our books and records. Additionally, each transferee of units:

•	becomes the record holder of the units;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in our limited liability company agreement.

An assignee will become a unitholder of our company for the transferred units upon the recording of the name of the assignee on our books and records.

Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Our Limited Liability Company Agreement

The following is a summary of the material provisions of our limited liability company agreement.

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “— Our Cash Distribution Policy” and “— Timing of Distributions”;

•	with regard to the transfer of units, please read “— Transfer of Units”;

•	with regard to issuance of additional units, please read “— Issuance of Additional Units”;

•	with regard to our limited call right with respect to the units, please read “— Limited Call Right”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

Linn Energy, LLC was organized in April 2005 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploration, development and production of natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the General Corporation Law of the State of Delaware, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our limited liability company agreement permits affiliates of our directors to invest or engage in other businesses or activities that compete with us. In addition, our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. Currently, our audit committee acts as the conflicts committee. If the audit committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to us, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Unlawful Distributions.  The Delaware Limited Liability Company Act, or Delaware Act, provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds that liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business.  Our subsidiaries currently conduct business operations or own assets in the States of West Virginia, Virginia, Pennsylvania, New York, California, Oklahoma, Kansas, New Mexico, Illinois, Indiana, Arkansas, Colorado, Kentucky, Louisiana, Mississippi, Montana, North Dakota, South Dakota and Texas. Our subsidiaries may conduct business or own assets in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors	Our limited liability company agreement provides that we will have a board of not less than three and no more than eleven members. Holders of our units, voting together as a single class, will elect our directors. Please read “— Election of Members of Our Board of Directors.”
Issuance of additional units	No approval right.
Amendment of our limited liability company agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Limited Liability Company Agreement.”
Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”
Dissolution of our company	Unit majority. Please read “— Termination and Dissolution.”

Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding units.

Election of Members of Our Board of Directors

Members of our board of directors are elected by our unitholders and are subject to re-election on an annual basis at our annual meeting of unitholders.

Removal of Members of Our Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding units then entitled to vote at an election of directors.

Amendment of Our Limited Liability Company Agreement

General.  Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;

•	change our term of existence; or

•	give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of a unit majority.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

No Unitholder Approval.  Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in the registration statement filed by us in connection with our initial public offering or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval.  Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge us or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, sell or otherwise dispose of our assets. The liquidator will first apply the proceeds of liquidation to the payment of our creditors. The liquidator will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder’s becoming an interested unitholder;

•	upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting units that are not owned by the interested unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested unitholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of our limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

Meetings of the unitholders may only be called by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation, but is entitled to a cash equivalent thereof.

Indemnification

Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of any or our affiliates. Additionally, we shall indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was an employee (other than an officer) or agent of our company.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

We furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. Every unitholder receives information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, certificate of formation, related amendments and powers of attorney under which such documents have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.

MATERIAL TAX CONSEQUENCES

This section addresses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, except as otherwise indicated, is the opinion of Baker & Hostetler LLP, counsel to us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law that are addressed in this section. This section is based upon current provisions of the Internal Revenue Code (the “Code”), existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Linn Energy, LLC and our limited liability company operating subsidiaries.

This section does not address all federal income tax matters affecting us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts (“REITs”) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. All statements of law and legal conclusions, but not statements of facts, contained in this section, except as otherwise indicated, are the opinions of Baker & Hostetler LLP. Such opinions are based on the accuracy and completeness of facts described in this prospectus and representations made by us to Baker & Hostetler LLP. Baker & Hostetler LLP has not undertaken any obligation to update its opinions discussed in this section after the date of this prospectus.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions expressed in this section may not be sustained by a court if challenged by the IRS. Any such challenge by the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any dispute with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly or indirectly by the unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker & Hostetler LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”);

(3) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “ — Tax Treatment of Operations — Depletion Deductions”);

(4) whether the deduction related to United States production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”);

(5) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); and

(6) whether assignees of units who fail to execute and deliver transfer applications will be treated as partners for federal income tax purposes (please read “— Unitholder Status”).

IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT, AND DEPEND UPON, HIS TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE, LOCAL AND FOREIGN, AS WELL AS UNITED STATES FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF HIM. BAKER & HOSTETLER LLP HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN US.

Partnership Status

Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership and each member a partner for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each member is required to take into account his share of items of income, gain, loss and deduction of the company in computing his federal income tax liability, regardless of whether cash distributions are made to the member. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber), industrial source carbon dioxide, or the transportation or storage of certain fuels or biodiesel fuels. Other types of qualifying income include interest other than from a financial business, dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, less than 1% of our gross income is not qualifying income; however, this estimate could change from time to time. In reliance upon this estimate and facts provided by us concerning the sources and amounts of gross income attributable to our businesses, together with the representation that the composition of such gross income remained materially unchanged through the date of this prospectus, and based on applicable legal authority, Baker & Hostetler LLP is of the opinion that at least 90% of our gross income as of the date of this prospectus constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Baker & Hostetler LLP on such matters. It is the opinion of Baker & Hostetler LLP that, based upon the Code, treasury regulations, published revenue rulings and court decisions and the representations and assumptions described below, that as of the date of this prospectus we will be classified as a partnership, and each of our operating subsidiaries (other than Linn Operating, Inc., Linn Western Operating, Inc., and Mid Atlantic Well Service, Inc.) will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Baker & Hostetler LLP has relied on certain assumptions and on factual representations made by us in a letter to Baker & Hostetler LLP. Such assumptions and representations include:

•	Neither we nor any of our limited liability company subsidiaries have elected or will elect to be treated as a corporation;

•	We have been and will be operating in accordance with applicable partnerships statutes, our amended and restated limited liability company agreement and in the manner described in this prospectus; and

•	For each taxable year, more than 90% of the gross income for federal income tax purposes of the Company has been and will be income from (i) the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber), industrial source carbon dioxide, or the transportation or storage of certain fuels or biodiesel fuels; or (ii) other items of income as to which counsel has opined or will opine are “qualifying income” within the meaning of Section 7704(d) of the Code.

We intend to monitor our income on a continuing basis and to manage our operations in subsequent taxable years with the objective to assure, although we cannot completely assure, that the ratio of our qualifying income to our total gross income will remain at 90% or above for each such taxable year.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Baker & Hostetler LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status

Unitholders who become members of Linn Energy, LLC will be treated as partners of Linn Energy, LLC for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as members; and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units,

will be treated as partners in Linn Energy, LLC for federal income tax purposes. Because there is no direct or indirect authority addressing the federal tax treatment of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel is unable to opine that such persons are partners for federal income tax purposes. If not partners, such persons will not be eligible for the federal income tax treatment described in this discussion. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, deduction, or loss would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their status as partners in Linn Energy, LLC for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners of Linn Energy, LLC for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes except to the extent the amount of any cash (or property treated as cash) distributed exceeds the unitholder’s tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of a unitholder’s tax basis in the units generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Units.” To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no unitholder bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in the units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion, depreciation recapture, and/or substantially appreciated “inventory items,” all as defined in section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our non-recourse liabilities will generally be based on the unitholder’s share of profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the unitholder’s tax basis in the units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Furthermore, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and gas properties. It is uncertain how this rule is implemented in the case of multiple oil and gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended.

The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation. Notwithstanding whether an oil or gas property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income for purposes of the limitations on the deductibility of investment interest to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local, or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital account balances.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for the difference between the tax basis and fair market value of our assets at the time of an offering of new units, which assets are referred to in this discussion as “Contributed Property.” These “Section 704(c) allocations” are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” The effect of these allocations to a unitholder purchasing units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional units or engage in certain other transactions in the future, “reverse Section 704(c) allocations”, similar to the allocations described above, will be made to all holders of units, including purchasers of units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	the unitholder’s relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the unitholders to distributions of capital upon liquidation.

Baker & Hostetler LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election,” “— Disposition of Units — Allocations Between Transferors and Transferees,” and “— Uniformity of Units,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	none of our income, gain, loss or deduction with respect to those units would be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Baker & Hostetler LLP has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 ($87,500 in the case of married individuals filing separately) of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective United States federal income tax rate for individuals for 2009 currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2009 currently is 15% if the asset disposed of was held and beneficially owned for more than 12 months at the time of disposition.

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price (“Section 743(b) adjustment”). The Section 743(b) adjustment does not apply to a person who purchases units directly from us. The

Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets is considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis. Please also read “— Allocation of Income, Gain, Loss, and Deduction” above.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of computing, among other items, a greater amount of depletion and depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Treasury regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which we adopt as to each of our properties), a portion of the Section 743(b) adjustment attributable to recovery property under Section 168 of the Code to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. In addition, the holder of a unit may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies. It would not be possible to maintain uniformity of units if this requirement were literally followed; therefore under our limited liability company agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

Although Baker & Hostetler LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Code, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and the legislative history. If we determine that our position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of the units. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Tax Treatment of Operations,” “— Disposition of Units — Recognition of Gain or Loss,” and “— Uniformity of Units.”

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Certain compensation accruals reported in our financial statements are deducted when paid or vested for federal income tax reporting. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and gas interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and gas production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and

(ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our company, no assurance can be given, and Baker & Hostetler LLP is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Current law may change and limit or eliminate the ability to take depletion deductions. For example, substantive changes to the existing federal income tax laws have been proposed that would affect depletion deductions. We are unable to predict whether any changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Deductions for Intangible Drilling and Development Costs

We may elect to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we may elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of oil and gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “— Disposition of Units — Recognition of Gain or Loss.”

Current law may change and limit or eliminate the ability to take deductions for intangible drilling costs. For example, substantive changes to the existing federal income tax laws have been proposed that would eliminate our ability to deduct intangible drilling costs. We are unable to predict whether any changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Deduction for United States Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, the “Section 199 deduction,” equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated in the years 2007, 2008, and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Baker & Hostetler LLP is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Current law may change and limit or eliminate the ability to take the Section 199 deduction. For example, substantive changes to the existing federal income tax laws have been proposed that would eliminate the Section 199 deduction for oil and gas producers, which would effectively eliminate the ability to take the Section 199 deduction with respect to our qualified production activities. We are unable to predict whether any changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Lease Acquisition Costs

The cost of acquiring oil and gas leaseholds or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets is used for purposes of computing depletion, depreciation, and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our existing unitholders and any other offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously allowable and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably, or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not be able to amortize. Any underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed, under current law, at a maximum rate of 15%. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to “unrealized receivables,” or “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the IRS’ ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of the IRS’ ruling position and application of the regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value) if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month “the Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

It is uncertain whether this method is permitted under existing Treasury Regulations. Proposed Regulations raise questions as to this approach; however, the preamble to the Proposed Regulations provides that the IRS will not apply the Proposed Regulations to publicly traded partnerships, and rather the IRS and Treasury Department have solicited comments in this regard. Accordingly, Baker & Hostetler LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is disallowed or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among transferor and transferee unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases units from a unitholder is required to notify us in writing of that purchase within 30 days after purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of such transactions and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who affects the sale or exchange through a broker. Failure to notify us of a transfer of units may lead to the imposition of penalties.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Constructive termination occurring on a date other than December 31 will result in us filing multiple tax returns (and unitholders receiving multiple Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as non-amortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons, and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or other permitted sources. Income from the ownership of units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We anticipate that we will meet the definition of a “qualified publicly traded partnership.”

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the

IRS and submit that number to our transfer agent on an applicable Form W-8 series or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain attributable to assets that are effectively connected with a United States trade or business (or, if a treaty applies, attributable to a permanent establishment) of the foreign unitholder that is deemed to exist through ownership in us. Apart from the ruling, a foreign unitholder generally will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned 5% or less in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Baker & Hostetler LLP, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. Neither we nor Baker & Hostetler LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our limited liability company agreement names Kolja Rockov, our Executive Vice President and Chief Financial Officer as our Tax Matters Partner, subject to redetermination by our board of directors from time to time.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% interest in profits in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5%

interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

2) whether the beneficial owner is:

a) a person that is not a United States person;

b) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

c) a tax-exempt entity;

3) the amount and description of units held, acquired or transferred for the beneficial owner; and

4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you could be subject to the following:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you may be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently conduct business and/or own assets in West Virginia, Virginia, Pennsylvania, New York, California, Oklahoma, Kansas, New Mexico, Illinois, Indiana, Arkansas, Colorado, Kentucky, Louisiana, Mississippi, Montana, North Dakota, South Dakota and Texas. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We may also own property or do business in other states or foreign jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements.

In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

PLAN OF DISTRIBUTION

We may sell the units being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	the securities exchange on which the securities may be listed.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of units, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of units. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any units sold will be listed on The NASDAQ Global Select Market, upon official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

Baker & Hostetler LLP, Houston, Texas, will issue an opinion for us regarding the legality of the securities offered by this prospectus and the applicable prospectus supplement. Baker & Hostetler LLP will also render an opinion on the material tax considerations regarding the securities. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, and the Statement of Revenues and Direct Operating Expenses — Assets acquired from Lamamco Drilling Company for the year ended December 31, 2007, have been incorporated by reference herein in reliance upon the reports incorporated by reference herein of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of our proved oil and gas reserves incorporated by reference herein were based in part upon an engineering report prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included herein in reliance on the authority of such firm as an expert in such matters.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Subject to any terms, conditions or restrictions set forth in our limited liability company agreement and our indemnity agreements with our executive officers and directors, Section 18-108 of the Delaware Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

5,500,000 Units

Representing Limited Liability Company Interests

PROSPECTUS SUPPLEMENT

RBC Capital Markets
Barclays Capital
Citi

Credit Suisse

Raymond James
Oppenheimer & Co.

May 13, 2009